UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MATERIAL FACT

Election of Investor Relations Officer

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with and for the purposes of article 157, paragraph 4, of Law No. 6,404/1976, CVM Resolution No. 44/2021, and the provisions of article 26 of B3's Novo Mercado Regulation, hereby informs its shareholders, the market in general and other interested parties as follows:

At the Board of Directors' Meeting held on this date, the members of said body elected Mr. Vicente de Moraes Ferreira to the position of Investor Relations Officer (DRI), replacing Mr. Alberto Mario Griselli, who held the position on an interim basis. Mr. Ferreira will take office on August 1, 2025, assuming his responsibilities as of that date.

Mr. Ferreira holds a degree in electronics and computer engineering from the Federal University of Rio de Janeiro, an MBA from Fundação Getúlio Vargas and an executive master's degree from ESADE Business School and Georgetown University. He started his career at TIM in IT, went through Esso Brasileira in the areas of Marketing and Sales, returning to TIM in 2006, where he worked in areas such as Marketing, Sales and Commercial Planning. Since 2010, he has been working in the Investor Relations area, becoming an officer and leading this team since 2017. In 2025, he became Vice President of Investor Relations and Strategy, adding to his list of responsibilities the construction and articulation of the Company's strategic path.

The Company will keep its shareholders and the market in general duly informed about relevant updates related to its executive leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, July 30, 2025.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer